

Mail Stop 4546

December 22, 2016

Via E-mail
Mr. Jon Snodgres
Chief Financial Officer
Repligen Corporation
41 Seyon Street
Bldg. 1, Suite 100
Waltham, MA 02453

     Re: **Repligen Corporation**
             Form 10-K for the fiscal year ended December 31, 2015
             Filed February 25, 2016
             File No. 0-14656

Dear Mr. Snodgres:

     We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Financial Statements
Segment Reporting, page 65

1. Please provide us, for the fiscal years 2015 and 2014 and for the nine months ended September 30, 2016, product revenues for:
   - Protein A ligands;
   - OPUS® pre-packed chromatography column line;
   - Protein A chromatography resins;
   - LONG®R3 IGF-1; and
   - ATF System

   as discussed under "Our Products" on page 3. Also, tell us your consideration for providing product revenue disclosures pursuant to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 or Mary Mast, Senior Accountant at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance